Direct Dial: 212-659-4973
Direct Fax:  212-884-8233
harvey.kesner@haynesboone.com

September 18, 2007

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Handheld Entertainment, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Initially Filed August 14, 2007 File No. 1-32985

Dear Mr. Owings:

Reference is made to the letter dated September 13, 2007 (the “Comment Letter”) to Mr. William J. Bush, Chief Financial Officer of Handheld Entertainment, Inc. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Consent Statement”) filed by the Company on August 14, 2007 with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express.

General

Request No. 1:

We note from your annual report on Form 10-KSB for the year ended December 31, 2006 and your subsequent periodic reports that your auditors issued a going concern qualification to your financial statements. However, it does not appear that you have discussed this qualification in your document. Please revise to disclose your going concern qualification or tell us why it is not appropriate for you to do so.

H. Christopher Owings
September 18, 2007

Response:
The Company has revised the Consent Statement to add a risk factor regarding the going concern qualification under the heading “Risks Relating to Handheld Entertainment after the Acquisition” section of the Risk Factors which appears on page 19. The Company has also added a discussion of the going concern qualification to the “Management’s Discussion and Analysis or Plan of Operation” section of the “Description of Handheld Entertainment” on page 45.

Notice of Consent Solicitation

Request No. 2:

Please file a copy of the consent to be executed by security holders with your document.

Response:
The Company has revised the Consent Statement to add a copy of the written consent to be executed by stockholders as Annex A.

Summary Term Sheet for the Acquisition, page 2

Request No. 3:

Please remove from the summary section and elsewhere in the forepart of your document all defined terms. Readers should be able to discern the meaning of all terms used in the forepart of the document without a definition.

Response:
The Company has revised the Consent Statement to eliminate the use of defined terms from the forepart of the document.

Request No. 4:

It appears the Summary Term Sheet for the Acquisition section is duplicative of some information found in the Questions and Answers About the Consent Solicitation Statement section. Please revise those two sections to ensure clarity and conciseness of disclosure. In this regard, we suggest you limit the Questions and Answers About the Consent Solicitation Statement section to procedural matters relating to the meeting.

H. Christopher Owings
September 18, 2007

Response:
The Company has revised the “Summary Term Sheet for the Acquisition” and “Questions and Answers About the Consent Solicitation Statement” sections of the Consent Statement to make the disclosure more concise. In this regard, certain portions of the Questions and Answers that were duplicative have been deleted, and certain other material regarding the proposed transactions has been moved from the Questions and Answers to the Summary Term Sheet.

Request No. 5:

Here, or in another appropriate location in your document, please revise to discuss the extent to which the vote is assured with respect to each of the matters being presented.

Response:
The Company has revised the disclosure in the “Notice of Consent Solicitation” and in the Consent Statement under “Information Regarding Consents” on Page 1 to explain that, based on informal discussions, the Company believes that its significant owners, executive officers and directors will consent to the six proposals described in the Consent Statement and states the approximate number of shares of common stock over which such persons are believed to exercise voting power.

Request No. 6:

Here, or in another appropriate location in your document, please disclose the escrow agent with whom you placed or will place any shares or funds, and please file these escrow agreements with your document.

Response:
The Company has revised the disclosure under “Summary Term Sheet for the Acquisition” on page 3 to disclose the identity of the escrow agent, Culley, Marks, Tanenbaum & Pezzulo, LLP and has filed the escrow agreement as Annex G to the Consent Solicitation Statement.  The Company has also revised the disclosure on page 29 to state that La Salle National Bank Association is acting as escrow agent with respect to certain portions of the purchase price for the assets and filed the relevent escrow agreements as Annex H and Annex I to the Consent Statement.

Structure of the Transaction, page 4

Request No. 7:

You state that your subsidiary, EBW Acquisition, will acquire substantially all of the business and assets and will “assume certain liabilities of eBaum’s World.” Please describe all of the liabilities of eBaum’s World that you and your subsidiary will assume.

H. Christopher Owings
September 18, 2007

Response:
The Company has revised the disclosure under “Summary Term Sheet for the Acquisition” on page 5 to describe the liabilities that the Company and/or its subsidiary will assume in connection with the asset purchase agreement.

Questions and Answers About the Consent Solicitation Statement, page 9

Q.	Do the transactions contemplated by the asset purchase agreement constitute a change of control? (page 10)

Request No. 8:

Please advise security holders as to whether the NASDAQ Capital Market has made a determination as to whether or not the acquisition is classified as a “reverse acquisition” and, if not, when you expect this determination to be made. State whether or not the combined company would be able to meet NASDAQ’s initial listing criteria. Also, in addition to discussing the number of shares that will be held by eBaum’s World, please also discuss the number and percentage of shares that could be held by YA Global Investments, assuming full conversion of the convertible debentures and warrants, and whether or not the issuance of such shares would constitute a change of control.

Response:
The Company has revised the disclosure under “Summary Term Sheet for the Acquisition” on page 7 to include the requested disclosure under the sub-caption “Will Handheld Entertainment Undergo a Change of Control.”

Q:	Why are we seeking to increase the number of shares of our common...? page 12

Request No. 9:

You state that you are required to increase the number of authorized shares of your common stock to 75 million so that you will have a sufficient amount of authorized shares to satisfy your obligations. Please provide or estimate the number of authorized shares you will require to satisfy your known obligations and discuss the likelihood that 75 million shares will be sufficient, as well as its contractual obligations in the event that 75 million is not sufficient.

Response:
The Company has revised the disclosure under “PROPOSAL 5 - Increase in the Number of Authorized Shares of Common Stock” on page 54 to include a description of its known obligations and a discussion on the likelihood that 75 million shares will be sufficient to satisfy such obligations.

H. Christopher Owings
September 18, 2007

Q:	Who is entitled to consent to the proposals described in this Consent... (page 13)

Request No. 10:

Please disclose information about stockholders’ ability to provide consents regarding the shares held in street name, and discuss the procedures involved in providing these consents. Please also discuss the total number of shares outstanding pursuant to Item 6(a) of Schedule 14A.

Response:
The Company has revised the disclosure on page 9 to provide the requested additional information.

Proposal 1— Approval of the Issuance of Shares of Handheld’s Common..., page 28

Background of the Acquisition, page 28

Request No. 11:

Please revise to more clearly identify each person in attendance at each meeting. For example, where you state that “representatives of eBaum’s World,” “our legal and financial advisors,” and “the parties” or another group similarly described performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.

Response:
The Company has revised the language noted on page 25, and removed generalized references to our legal advisors and private discussions that did not involve attendance at meetings and identified certain persons who attended the meetings described

Request No. 12:

You reference consultation with a financial advisor. Please revise to discuss whether a financial advisor was consulted as to the fairness of the consideration to be paid eBaum’s and whether they provided an opinion to that effect. If you did not consult a fairness advisor, please explain why not.

H. Christopher Owings
September 18, 2007

Response:
The Company has revised the disclosure on page 25 to state that it did not seek or obtain a fairness opinion with respect to the purchase price being paid for the assets of eBaum’s World. The Company did not engage any investment banker for the purposes of undertaking negotiations or financing the transaction and primarily relied upon the expertise of members of the board of directors and management experienced in such matters.

Request No. 13:

You state that you have been expanding your business through acquisitions in the user-generated media market since late 2006, and in November 2006, John Kowal, the former owner of Dorks.com and one of your current employees, contacted representatives of eBaum’s World to inquire whether they would be interested in a business combination with you. Please discuss the reason or reasons that you sought to expand your business through acquisitions, and specifically through the acquisition of eBaum’s World, at this particular time in your business’s history.

Response:
The requested disclosure has been added under “Backgropund of the Acquisition” on page 25.

Request No. 14:

Please disclose on what authority John Kowal contacted representatives of eBaum’s World.

Response:
The requested disclosure has been added under “Background of the Acquisition” on page 25.

Request No. 15:

In the second paragraph of this subsection, you state that you and eBaum’s World agreed in principle on a purchase price of the acquisition of up to $52.5 million. Please discuss how you arrived at this figure and how you determined the allocation of the type of consideration to be paid.

H. Christopher Owings
September 18, 2007

Response:
The price for the acquisition was determined through arms-length negotiation. A statement to this effect has been added under the heading “Background of the Acquisition” on page 25.

Request No. 16:

Please disclose whether you conducted a process to seek alternative proposals to the proposed transaction. Please note that you must discuss the benefits and risks associated with any alternative transaction you considered, and indicate why any alternative was deemed inferior to the instant transaction. In this regard, your revised disclosure must include all alternatives considered.

Response:
The requested disclosure has been added under the heading “Background of the Acquisition” on page 25.

Request No. 17:

Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate report that must be described in detail in the document. This requirement includes final and preliminary reports. For example, please supplementally confirm that you have described in detail all oral and written presentations made to the board. In addition, you should provide to us for review any materials used to present information to the board such as board books, slides, etc. See Item 1015 of Regulation M-A.

Response:
The Company believes it has described all items of the nature sought to be described in this comment. In particular, no third party report, opinion, consultation, proposal, or presentations, written or oral, was sought or received by the Company or any affiliates from any third party. No third party was asked nor provided any reports to the board, such as board books, slides, etc., other than materials compiled internally by the Company. It is our understanding that Item 1015(a) of Regulation M-A requires descriptions of any “outside party” of which there are none noted nor were there any engaged by the Company. Further, no unaffiliated representative was hired by the disinterested directors for purposes of the evaluation of the transaction or to negotiate the terms of the transaction or any fairness opinion. The Company’s lender’s did not prepare any outside reports for presentation to the Board of Directors and was consulted only with respect to financing of the transaction, not with respect to the advisability or fairness of the purchase price.

H. Christopher Owings
September 18, 2007

Reasons for the Acquisition, Factors Considered by Our Board of Directors...., page 29

Request No. 18:

Please revise the discussion of the factors your board considered in its analysis so that it is not written in jargon. For example, please disclose what you mean when you discuss your “ability to integrate [y]our user-generated content and commercial content businesses with eBaum’s World to generate higher ad rates across [y]our entire network of user-generated content websites.”

Response:
The requested clarification has been inserted under the heading “Reasons for the Acquisition, Factors Considered by Our Board of Directors, and Recommendation of Our Board of Directors” on page 26.

Request No. 19:

Also, it is important that stockholders understand why the board chose to pursue the acquisition. In this regard, the factors you discuss must be explained in enough detail for stockholders to understand them without using conclusory statements or listing of generalized areas of consideration. Therefore, you must ensure that each factor you cite contains adequate detail to place it in context. Please expand the factors, both favorable and potentially unfavorable, to provide a meaningful discussion of the board’s consideration of each factor. Please describe in specific terms what it was about each factor that supports the board’s decision. As examples only, please consider the following;

•	More clearly discuss how you will integrate your user-generated content and commercial content businesses with eBaum’s World to generate higher ad rates across your entire network.

•	Please discuss why you believe eBaum’s World’s assets will allow you to achieve significant scale faster than if you do not acquire these assets and provide a basis for that belief.

•	Please disclose why you expect to be able to integrate your commercial content into eBaum’s World’s website.

H. Christopher Owings
September 18, 2007

Response:
The requested clarifications have been inserted under the heading “Reasons for the Acquisition, Factors Considered by Our Board of Directors, and Recommendation of Our Board of Directors” on page 26.

Request No. 20:

Please review this section and your disclosure in its entirety to ensure that any factual statement you make is based upon a verifiable source, such as a report or article. Also, please provide copies of these documents to us, appropriately marked and dated. For example, please disclose the source relied upon for your statements that “eBaum’s World brings with it strong brand recognition and a loyal user-base that will generate more unique traffic” for you, “eBaum’s World has a large and loyal audience that consists of the 18 — 35 year age demographic,” and “[w]ebsites offering such commercial content, to date, have generated higher ad rates.”

Response:
The Company will forward the requested documentation under separate cover.

Federal Income Tax Consequences of the Acquisition, page 30

Request No. 21:

We note your disclosure in this section. Please provide the federal income tax consequences of the acquisition to the individual stockholder, if any.

Response:
The Company has revised the disclosure on page 27 to include the requested disclosure.

Representations and Warranties, page 35

Request No. 22:

You state that the asset purchase agreement contains customary representations and warranties made by eBaum’s World to you and to EBW Acquisition, and by you and EBW Acquisition to eBaum’s World. Also, you state that these representations and warranties “are made by the parties to each other, may be subject to certain important limitations and qualifications and may or may not be accurate as of the date they were made.” Please list all of the material limitations and qualifications to all of the representations and warranties. Also, please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please confirm your understanding in this regard.

H. Christopher Owings
September 18, 2007

Response:
The Company has revised the disclosure on page 32 to include the material representations and warranties of the Company, EBW Acquisition and eBaum’s World and a description of the material limitations and qualifications to such representations and warranties.

Conditions Precedent to the Acquisition, page 36

Request No. 23:

We note that here and on page 50 you list the specific conditions to the acquisition. Please disclose whether or not any of the conditions you have disclosed are waivable. Also, please disclose which party or parties may waive any conditions. Further, if you may waive any of the conditions to the acquisition or purchase obligation, please disclose which of the waivable conditions you may consider waiving.

Response:
The Company has revised the disclosure on page 33 and page 47 to include the requested disclosure.

Request No. 24:

Please discuss whether there is any material uncertainty as to any of the conditions to the completion of the acquisition or purchase obligation.

Response:
The Company has revised the disclosure on page 33 and page 47 to include the requested disclosure.

Request No. 25:

Please disclose your intentions concerning resolicitation if material conditions of the acquisition or purchase obligation agreement are waived. If you do not intend to resolicit consents in the event of waiver of material conditions, please disclose the associated risks.

Response:
The Company has revised the disclosure on page 33 and page 47 to include the requested disclosure.

H. Christopher Owings
September 18, 2007

Proposal 3 - Sale of the Convertible Debentures and Warrants, page 49

Reasons for Selling the Convertible Debentures and Use of Proceeds, page 49

Request No. 26:

You state that you will sell the securities described in this subsection to YA Global Investments pursuant to the exemption from registration afforded by Rule 506 under the Securities Act. Please disclose the facts that you will rely on for this exemption.

Response:
The Company has revised the disclosure on page 46 to include the requested disclosure.

Request No. 27:

You state that you will use $15 million of the proceeds from the sale of certain securities to pay the purchase price of the acquisition, and you will use the balance of the proceeds to pay other expenses related to the acquisition, future mergers and acquisitions, and for general working capital purposes. Please disclose the approximate amounts devoted to each purpose so far as determinable for which the net proceeds will be used.

Response:
The Company has revised the disclosure on page 46 to include the requested additional information on the use of proceeds.

The Convertible Debentures, page 51

Request No. 28:

You state that you entered into a securities purchase agreement with YA Global Investments for the sale of $23 million principal amount of your convertible debentures that will be convertible into shares of your common stock. Please provide or reference examples of how many shares of common stock you will issue based upon a range of market prices of your common stock.

Response:
The Company has revised the disclosure under “The Convertible Debentures” on page 48 to include an illustration in tabular format of the number of shares of common stock it may be required to issue under the convertible debentures each month as a repayment of principal at a range of hypothetical volume weighted average prices of the Company’s common stock.

H. Christopher Owings
September 18, 2007

Request No. 29:

Please provide us, with a view toward disclosure, with tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with the transaction that you have made or may be required to make to YA Global, and any affiliates thereof, including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments. Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible cash payments to YA Global and any of their affiliates in the first year following the sale of convertible notes.

Response:
The Company has revised the disclosure under “The Securities Purchase Agreement - Commitment Fee” on page 48 to include an illustration in tabular format of the total number of shares of the Company’s common stock that may be issued to YA Global Advisors as a commitment fee at a range of hypothetical volume weighted average prices of the Company’s common stock. In addition, the Company has revised the disclosure under “The Convertible Debentures” on page 48 to state the total value of interest due on the convertible debentures through maturity, assuming that the Company does not prepay principal, and to include an illustration in tabular format of the total number of shares of common stock that the Company may issue as interest on the convertible debentures at a range of hypothetical volume weighted average prices of the Company’s common stock.

The Company has revised the disclosure under “The Convertible Debentures” on page 51 to state, under the sub-caption “Net Proceeds from the Sale of the Convertible Debentures and Warrants,” the net proceeds to the Company from the sale of the convertible debentures and the total possible payments to YA Global Investments during the first year after the sale of the convertible debentures.

The Company notes that it has not paid and will not pay any placement agents or finders in connection with the sale of the convertible debentures and warrants.

H. Christopher Owings
September 18, 2007

Request No. 30:

Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

•
the total possible profit YA Global could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note; and

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

•
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note, assuming no interest payments and complete conversion throughout the term of the note;

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares YA Global may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares YA Global may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

H. Christopher Owings
September 18, 2007

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:
As set forth in Consent Solicitation Statement, under the terms of the convertible debentures, YA Global Investments may, at its election, convert the entire principal amount of the convertible debentures into shares of the Company’s common stock at a fixed conversion price of $1.90 per share. Since the fixed conversion price is at a significant premium to the current market price of the Company’s common stock, YA Global Investments would not realize any profit with respect to such a conversion. Therefore, the Company does not believe that disclosure concerning the conversion of the entire principal amount of the convertible debenture at YA Global Investment’s election will be helpful to stockholders.

As an alternative to the requested disclosure, the Company has revised the disclosure under “The Convertible Debentures” on page 48 to provide in tabular form, as an example, the total possible profit that YA Global Investments would have realized from a hypothetical monthly repayment of principal in shares of the Company’s common stock if such repayment had occurred on August 31, 2007.

Request No. 31:

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by YA Global or any affiliates thereof, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security; and

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows;

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

H. Christopher Owings
September 18, 2007

•
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities, assuming complete conversion/exercise;

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:
As set forth in the Consent Solicitation Statement, the Company will issue YA Global Investments warrants to purchase (i) 3,026,316 shares of common stock at an exercise price of $1.90 per share and (ii) warrants to purchase 2,751,196 shares of common stock at an exercise price of $2.09 per share. Since the respective exercise prices of the warrants are at a significant premium to the current market price of the Company’s common stock, YA Global Investments would not realize any profit upon exercise of the warrants. Therefore, the Company does not believe that the requested disclosure would be helpful to stockholders.

Request No. 32:

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

H. Christopher Owings
September 18, 2007

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to current comment 29;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by YA Global or any affiliates thereof that is disclosed in response to current comments 30 and 31.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments, as disclosed in response to current comment 29, and the total possible discount to the market price of the shares underlying the convertible note, as disclosed in response to current comment 30, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:
The Company is providing the Staff with the following two tables, which show:

•	the gross proceeds to be received by the Company from the sale of the convertible debentures to YA Global Investments;

•
the dollar amount of all payments that the Company has made or shall make to YA Global Investments, and any affiliates thereof, in connection with the transaction (excluding repayment of principal on the convertible debentures);

•	the resulting net proceeds to the Company;

•
the total possible profit that YA Global Investments may realize upon the conversion of convertible notes and exercise of related warrants and the resale of the shares of common stock so issued, at various assumed market prices;

•	the aggregate consideration to YA Global Investment and its affiliates in connection with the convertible debentures;

•	such consideration as a percentage of the Company’s net proceeds; and

•	such percentage annualized over the three year term of the convertible debentures.

H. Christopher Owings
September 18, 2007

The first table provides this information assuming that the Company elects to make all payments of principal and interest on the convertible notes in cash, including the 10% premium imposed on any cash principal payments), in which case, there will be no possible profit on the resale of common shares, except pursuant to the warrants if and to the extent they are in-the-money from time to time.

The second table provides this same information assuming that the Company elects (and is eligible) to make these payments in shares of its common stock, given market prices of $0.50, $1.00, $2.10, $2.50 and $5.00 at all relevant times. Although the actual market price at the time of any repayment may be either greater or less than the lowest volume weighted average closing price for the ten consecutive trading days immediately preceding such repayment, the Company has assumed for purposes of this table that the market price at which YA Global Investments could dispose of the shares of common stock issued to them in any repayment is identical to such low volume weighted average price. The Company has also assumed, for the sake of simplicity, that these market prices will be uniform throughout the term of the convertible debentures and that the average volume weighted average price for the five trading days prior to the closing is the same as these other market prices.

Please note that, despite the dichotomy in these tables, the Company may elect to make some repayments in cash and others in shares or even some repayments in a combination of cash and shares.

Cash Payment with 10% Premium
Gross Proceeds	$23,000,000
Transaction costs paid to investor and affiliates	$8,275,000 (1)
Net Proceeds	$14,725,000
Total possible profit from resale of common stock	n/a (2)
Aggregate consideration for extension of credit	$8,275,000
Consideration as percentage of Net Proceeds	56.2%
Annualized Percentage	18.7%
(1) Consists of cash and stock commitment fees of $1,150,000 each, $3,675,000 of interest payments over the term of the convertible debentures and redemption premiums of $2,300,000, in the aggregate (10% of all principal payments).
(2) If the Company elects to make all principal and interest payments in cash, then there will be no possible profits to YA Global Investments from the resale of common stock, except pursuant to the warrants if and to the extent they are in-the-money from time to time.

H. Christopher Owings
September 18, 2007

Repayment in Shares of Common Stock
	Hypothetical Market Prices
	$0.50	$1.00	$2.10	$2.50	$5.00
Gross Proceeds	23,000,000	23,000,000	23,000,000	23,000,000	23,000,000
Transaction costs paid to investor and affiliates	$2,300,000	$2,300,000	$2,300,000	$2,300,000	$2,300,000
Net Proceeds	$20,700,000	$20,700,000	$20,700,000	$20,700,000	$20,700,000
Total possible profit from resale of common stock underlying convertible debentures and warrants	6,638,889	6,638,889	7,271,664	15,042,464	64,584,928
Aggregate consideration for extension of credit	8,938,889	8,938,889	9,571,664	17,342,464	66,884,928
Consideration as percentage of Net Proceeds	43.2%	43.2%	46.2%	83.8%	323.1%
Annualized percentage	14.4%	14.4%	15.4%	27.9%	107.7%

Proposal 4 — Sale of Additional Convertible Debentures and Warrants to..., page 56

Background, page 56

Request No. 33:

You state that you expect Carl Page, Eric Bauman, and Neil Bauman to purchase up to $500,000 of the additional convertible debentures and warrants. Please discuss how many shares of your common stock these individuals could own if they purchase and convert all of the convertible debentures and warrants. Please use examples as necessary.

Response:
Under the caption “Background,” the Company had disclosed that they expect Carl Page, Eric Bauman and Neil Bauman to purchase up to an aggregate of $1 million principal amount of convertible debentures. The Company expects Carl Page to purchase up to $500,000 of convertible debentures himself, and the two Baumans to purchase an aggregate of up to $500,000 between them.  The Company has added disclosure in tabular form on page 53 to illustrate the number of shares of the Company’s common stock that each such person will own assuming that they convert the convertible debentures and exercise the warrants in full.

H. Christopher Owings
September 18, 2007

Sincerely,

/s/ Harvey Kesner
Harvey Kesner, Esq.